Dongfang City Holding Group Co. Ltd.

14 Wall Street, 20 FL, Suite 2052

New York, New York 10005

December 31, 2019

VIA EDGAR

Ronald (Ron) E. Alper

Attorney

Division of Corporation Finance – Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-3233

Re:	Dongfang City Holding Group Co. Ltd.

Registration Statement on Form 10-12G

Filed November 18, 2019

File No. 000-56120

Dear Mr. Alper:

Dongfang City Holding Group Co. Ltd. (the “Company”, “Dongfang City”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 12, 2019, regarding our Registration Statement on Form 10-12G (the “Registration Statement”) previously submitted on November 18, 2019. For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amended Form 10-12G submitted accompanying this Response Letter is referred to as Form 10-12G.

Please note that new language we are including in Form 10-12G pursuant to your comments, is indicated in this letter in bold, italicized font; any deletions from the initial Registration Statement are indicated in this letter as strikethrough font.

From 10

Business

Organization and Business Operations, page 1

1.	We note the reference to ecotourism. Please revise the disclosure to indicate whether you will be limiting your target search to companies involved in ecotourism.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 1 of the Form 10-12G to indicate that we will not be limiting our target search to companies involved in ecotourism.

Page 1.

“ITEM 1. BUSINESS

Organization and Business Operations

The Company was originally incorporated in Delaware on October 25, 2019 under the name Dongfang City Holding Group Company Limited. Since its inception, the Company has been in the development stage and has conducted virtually no business operations, other than organizational activities and preparation of this registration statement on Form 10 (the “Report”). The business strategy of the Company is to identify and complete a business combination with a company that meets the criteria of potential for further growth, competitive position as compared to other firms of similar size, and strength and diversity of management team. The Company currently has no full-time employee and owns no real estate or personal property. None of its officers, directors, promoters and other affiliates has engaged in any substantive discussions on its behalf with representatives of other companies regarding the possibility of a potential business combination with the Company. ~~In pursuit of the development of global ecotourism, the Company is committed to creating a platform focusing on the organic integration of regional resources and pursuing a business combination with an existing company or business.~~ As the date of this Report, the Company has not ~~conducted negotiations or~~ entered into a letter of intent concerning any target business or opportunities. The Company selected October 31 as its fiscal year end.”

Available Information about the Company4, page 4

2.	Please clarify the reference to the website www.cambridgetrust.com.

Response:

In response to the Staff’s comment, we have revised the disclosure on the page 4 of the Form 10-12G to remove our reference to the website www.cambridgetrust.com since the website is under maintenance and is currently not ready to be open to the public.

Page 4.

“Upon the effectiveness of this Registration Statement, the Company will become subject to the reporting and information requirements of the Exchange Act, and as a result will file periodic reports and other information with the SEC. These periodic reports and other information will be available for inspection and copying at the SEC’s public reference room and the website of the SEC referred to above~~, as well as on the Company’s website at no cost, www.cambridgetrust.com. This reference to the Company’s website is an inactive textual reference only, and is not a hyperlink. The contents of the Company’s website shall not be deemed to be incorporated by reference into this Registration Statement.~~”

Properties, page 12

3.	The disclosure indicates that the company entered into a sublease with TroyEstate LLC and Regus for $12,000 per year. Note 3 to the financial statements indicates that “[t]he Company neither owns nor leases any real or personal property” and “office services are provided without charge by the president.” Please reconcile the disclosure.

Response:

In response to the Staff’s comment, we have revised Note 3 – Related Party Transactions on page F-8 of the Form 10-12G to reconcile the disclosure regarding the lease of real or personal property. Also, we revised Note 4 – Subsequent Events on page F-8 of the Form 10-12G to reflect that the Company entered into a sublease agreement with TroyEstate LLC on November 4, 2019.

“NOTE 3-Related Party Transactions

~~The Company neither owns nor leases any real or personal property.~~ Most office services such as printing, mailing, and other basic office administrative services are provided without charge by the president. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

Note 4-Subsequent Events

The Company is currently filing a Form 10 registration statement with the Securities and Exchange Commission (“SEC”) pursuant to Section 12(g) of the Securities Exchange Act of 1934. Once the registration statement has been declared effective, Dongfang City Holding Group Company Limited., will become a reporting company.

The Company entered into a sublease agreement with TroyEstate LLC, the over-tenant, and Regus, the landlord, on November 4, 2019 to rent premises located at 14 Wall Street, Suite 2052, New York, New York 10005, as the Company’s executive office with an annual rent of $12,000. The term of the lease is one year from November 1, 2019 to October 30, 2020.”

Directors and Executive Officers, page 13

4.	Please disclose the principal businesses of the entities that previously employed your chief executive and chief financial officers. See Item 401(e) of Regulation S-K.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 13 of the Form 10-12G to disclose the principal businesses of the entities that previously employed our chief executive and chief financial officers.

Page 13.

“Zhenggui Wang, Chief Executive Officer/President/Chairman of the Board.

Zhenggui Wang, 57, has served as the Chairman of the Board since the inception of the Company, and Chief Executive Officer and President of the Company since November 2019. From February 2012 to September 2019, he served as the chairman of the board at Beijing Financial Street Registration Investment Consulting Company, an entity providing consulting service of corporate listing, equity investment, and fund management. From March 2002 to November 2011, Mr. Wang founded an international trade company named Sino-Russia Zhengtong International Trading Co. Ltd. to conduct business of small commodity border trade between China and Russia, where he served as the chairman of the board. From March 1993 to November 2001, he founded Beijing Chuangban Technology Consulting Company to promote the cultivation of ground beetles in Chinese traditional medicinal materials and seedling sales, and served as the chairman of the board. From February 1986 to October 1992, he served as the chairman of the board at Hefei Ziban Technology Company in Anhui, China, a company transferring and selling the cultivation technology and seedlings of medicinal Evodia Fruit, a Chinese traditional medicinal material. Mr. Wang received his bachelor degree in law from China University of Political science and Law in 1985. Mr. Wang’s qualifications to serve as Chairman of the Board, Chief Executive Officer, and President include his substantial experience in corporate management as well as his expertise and resources in financing and deal sourcing.

Ling Cheng, Chief Financial Officer/Secretary/Treasurer/Director.

Ling Cheng, 55, has served as a director of the Board since the inception of the Company, and the Chief Financial Officer and the Secretary and Treasurer of the Company since November 2019. Since May 2004, Ms. Cheng has served as a director and the Chief Financial Officer of American Sasky Group Inc., a company located in New York providing consulting service in immigration. From September 1981 to April 2004, she served as the director and the Chief Financial Officer of Cheng’s Family Nursery, a plant nursery conducting flower planting and selling business. Ms. Cheng graduated from San Jose State University with a bachelor degree in mathematics in 1989. Ms. Cheng’s qualifications to serve as the Chief Financial Officer, a director of the Board, the Secretary, and the Treasurer include her experience as the Chief Financial Officer and a board member of companies in various industries.”

Director Independence, page 15

5.	Please identify your two independent directors.

Response:

In response to the Staff’s comment, we have revised the disclosure on page 15 of the Form 10-12G to clarify that we currently do not have any independent directors.

Page 15.

“Director Independence

Presently, we are not currently listed on a national securities exchange or in an inter-dealer quotation system and therefore are not required to comply with the director independence requirements of any securities exchange.  In determining whether our directors are independent, however, we intend to comply with the rules of NASDAQ.  The board of directors will also consult with counsel to ensure that the boards of director’s determinations are consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of audit committee members. Nasdaq Listing Rule 5605(a)(2) defines an “independent director” generally as a person other than an Executive Officer or employee of the Company or any other individual having a relationship which, in the opinion of the Company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. ~~At this time, we have two independent directors, which consists the majority of our Board.~~ At this time, we do not have independent director.”

Financial Statements, page F-1

6.	We note the development stage disclosures on the face of the financial statements and the reference to SFAS 7 in the footnotes. Please note that SFAS 7 was superseded by ASC 915. Accordingly, please revise the financial statements to comply with the requirements of ASC 915. Refer, also, to Accounting Standards Update No. 2014-10.

Response:

In response to the Staff’s comment, we have revised the disclosures in the footnote on page F-1 of the Form 10-12G to remove our reference to SFAS 7 and to include our reference to the requirements of ASC915 and Accounting Standards Update No.2014-10. We also reviewed the financial statements and confirm that the financial statements do not require any further revisions to comply  with ASC915 and Accounting Standards Update No. 2014-10.

Page F-7.

“History

Dongfang City Holding Group Company Limited (the “Company”), a development stage company, was organized under the laws of the State of Delaware on October 25, 2019. ~~The Company is in the development stage as defined in Financial Accounting Standards Board Statement No. 7.~~  The Company complies with the reporting requirements of ASC 915, “Development Stage Entities” and has adopted Accounting Standards Update (“ASU”) 2014-10. The fiscal year end is October 31.”

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Arila Zhou at azhou@htflawyers.com or by telephone at 212-530-2232.

Very truly yours,

/s/ Zhenggui Wang
Zhenggui Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC

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